Mail Stop 6010


	January 23, 2006


CT Corporation System
Agent for Service for
  Chip MOS Technologies (Bermuda) Ltd.
111 Eighth Avenue
New York, New York 10011

Re:	Chip MOS Technologies (Bermuda) Ltd.
	Amendment No. 1 to Registration Statement on Form F-3
      Filed January 10, 2006
      File No. 333-130230

Ladies and Gentlemen:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selling Shareholders, page 135

1. Regarding your response to previous comment 1, please note that Rule 430B(b) in general permits you only to omit information that is unknown or not reasonably available, the identities of selling security holders and the amounts of securities registered on their behalf. Other information required by the form must be disclosed.
Therefore:

* Please disclose the aggregate number of securities being offered by the selling shareholders.

* Please expand your disclosure regarding the initial transaction in which the securities were sold to clarify when the selling security holders paid for the securities in full.


* Please expand your Plan of Distribution discussion to disclose the ways in which the selling security holders might sell the securities.
This Plan of Distribution disclosure then can be amended in the future as appropriate


*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Donald C. Hunt at (202) 551-3647 or me at
(202)
551-3617 with any questions.

Sincerely,



	Russell Mancuso
	Branch Chief

cc (via fax):	Michael G. DeSombre, Esq.
	Sullivan & Cromwell LLP
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Chip MOS Technologies (Bermuda) Ltd.
January 23, 2006
Page 1